                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE TO
                                 (RULE 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     Of The Securities Exchange Act of 1934

                                PJ America, Inc.
                       (Name of Subject Company (Issuer))

                              PJ Acquisition Corp.
                      (Name of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    72585Q10
                                 (CUSIP Number)

                              Douglas S. Stephens
                              PJ Acquisition Corp.
                              2300 Resource Drive
                              Birmingham, AL 35242
                                 (205) 981-2830
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                            3300 National City Tower
                             Louisville, KY  40202
                                 (502) 587-3534

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
          Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------
              $22,600,016                                $4,520
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 2,582,859 shares of Common Stock, par value $.01 per share (the "Shares") of PJ America, Inc., at a purchase price of $8.75 per Share net in cash. Such number of Shares represents the 4,323,648 Shares outstanding as of June 30, 2001, less the 1,740,789 Shares owned by the Investor Group.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of

1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_]  Check the box if any part of the fee is offset as provided by Rule 0-
              11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
                       -------------------                ---------------------

Form or Registration No.:                    Date Filed:
                          ----------------                ---------------------

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X] third-party tender offer subject to Rule 14d-1.
           [_] issuer tender offer subject to Rule 13e-4.
           [X] going-private transaction subject to Rule 13e-3.
           [_] amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), an entity formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc., a Delaware corporation ("PJ America") for the purpose of making this Offer. This Schedule TO relates to the Offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $01. per Share, (the "Shares") of PJ America at $8.75 per Share net to the seller in cash, upon and subject to the conditions in the Offer to Purchase, dated July 20, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) respectively, (which together with any amendments or supplements thereto, collectively constitute the "Offer").
The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items in the Schedule TO including, without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.


Item 12.  Exhibits.

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Exhibit No.         Description
-----------         -----------
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(a)(1)              Offer to Purchase, dated July 20, 2001
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(a)(2)              Letter of Transmittal
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(a)(3)              Notice of Guaranteed Delivery
------------------------------------------------------------------------------
(a)(4)              Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees
------------------------------------------------------------------------------
(a)(5)              Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees
------------------------------------------------------------------------------
(a)(6)              Guidelines for Certification of Taxpayer Identification
                    Number
------------------------------------------------------------------------------
(a)(7)              Summary Advertisement, dated July 20, 2001
------------------------------------------------------------------------------
(a)(8)              Press Release of PJ America, Inc., dated June 29, 2001
                    incorporated by reference from the Purchaser's SC TO filed with the Commission on June 29, 2001.
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(a)(9)              Complaint of Judith Barclay against PJ America, Inc.,
                    Stephen P. Langford, Charles Schnatter, Martin T. Hart,
                    Michael M. Fleishman, Richard F. Sherman, and Frank O.
                    Keener, Douglas S. Stephens filed in the Court of Chancery of the State of Delaware on March 23, 2001.
------------------------------------------------------------------------------
(a)(10)             Complaint of Lee Brenin against Richard Sherman, Douglas
                    S. Stephens, Michael M. Fleishman, Kim V. Knapp, Frank O.
                    Keener, D. Ross Davison, Martin T. Hart, Stephen P.
                    Langford and PJ America, Inc. filed in the Court of
                    Chancery of the State of Delaware on March 26, 2001.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
(a)(11) Complaint of Walter B. Love against PJ America, Inc., Ross Davison, Terry Smith, David Lloyd, Stephen P. Langford,
               Martin T. Hart, Michael M. Fleishman, Richard F. Sherman,
               Frank O. Keener, Douglas S. Stephens and Kim V. Knapp
               filed in the Court of Chancery of the State of Delaware on March 26, 2001.
------------------------------------------------------------------------------
(a)(12) Complaint of Jerry Ostertag, Jr. against PJ America, Inc., Ross Davison, Terry Smith, David Lloyd, Stephen P. Langford,
               Martin T. Hart, Michael M. Fleishman, Richard F. Sherman,
               Frank O. Keener, Douglas S. Stephens and Kim V. Knapp
               filed in the Court of Chancery of the State of Delaware on March 26, 2001.
------------------------------------------------------------------------------
(a)(13)        Memorandum of Understanding, dated July 19, 2001,
               between the plaintiffs, PJ America, Inc. and the defendant directors.
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(b)(1)         Commitment Letter of Bank One of Kentucky, NA, dated
               May 31, 2001, incorporated by reference from the
               Amendment No.1 to the Schedule 13D of the Purchaser and
               the Investor Group filed with the Commission on July 3,
               2001.
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(b)(2)         Letter of Bank One, Kentucky, NA, dated June 27, 2001 re.
               the Financing Letter, incorporated by reference from the Amendment No.1 to the Schedule 13D of the Purchaser and
               the Investor Group filed with the Commission on July 3,
               2001.
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(b)(3)         Letter of Bank One, Kentucky, NA, dated July 19, 2001,
               attaching an amended term sheet to the Commitment Letter.
------------------------------------------------------------------------------
(c)(1)         Opinion of Banc of America Securities LLC ("BAS"), dated
               June 27, 2001.
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(c)(2)         Materials presented by BAS to the Special Committee on
               June 27, 2001.
------------------------------------------------------------------------------
(d)(1)         Agreement and Plan of Merger, dated June 28, 2001, between the Company and the Purchaser, incorporated by reference
               from Exhibit 99.2 to PJ America's Inc.'s Report on Form 8-K filed with the Commission on July 29, 2001
------------------------------------------------------------------------------
(d)(2)         Exchange Agreement, dated June 28, 2001, between the
               Purchaser and members of the Investor Group.
------------------------------------------------------------------------------
(e)            None
------------------------------------------------------------------------------
(f)            Section 262 of the Delaware General Corporation Law
               (included as Exhibit A of the Offer to Purchase filed herewith as Exhibit (a)(1))
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(g)            None
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(h)            None
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Item 13.  Information Required by Schedule 13E-3.

     The audited financial statements of PJ America as of and for the two years ended

December 31, 2000 and December 31, 1999 are hereby expressly incorporated by reference to Item 8 of PJ America's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Commission on February 14, 2001.

     The unaudited financial statements of PJ America as of the quarter ended March 31, 2001 are hereby expressly incorporated by reference from PJ America's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the Commission on April 25, 2001.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                      PJ Acquisition Corp.

                                      By: /s/ Douglas S. Stephens
                                          -----------------------
                                      Name: Douglas S. Stephens
                                      Title: President and CEO


Dated: July 20, 2001.

                                 EXHIBIT INDEX

------------------------------------------------------------------------------
Exhibit No.    Description
-----------    -----------
------------------------------------------------------------------------------
(a)(1)         Offer to Purchase, dated July 20, 2001
------------------------------------------------------------------------------
(a)(2)         Letter of Transmittal
------------------------------------------------------------------------------
(a)(3)         Notice of Guaranteed Delivery
------------------------------------------------------------------------------
(a)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees
------------------------------------------------------------------------------
(a)(5)         Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
------------------------------------------------------------------------------
(a)(6)         Guidelines for Certification of Taxpayer Identification
               Number
------------------------------------------------------------------------------
(a)(7)         Summary Advertisement, dated July 20, 2001
------------------------------------------------------------------------------
(a)(8)         Press Release of PJ America, Inc., dated June 29, 2001
               incorporated by reference from the Purchaser's SC TO filed with the Commission on June 29, 2001.
------------------------------------------------------------------------------
(a)(9)         Complaint of Judith Barclay against PJ America, Inc.,
               Stephen P. Langford, Charles Schnatter, Martin T. Hart,
               Michael M. Fleishman, Richard F. Sherman, and Frank O.
               Keener, Douglas S. Stephens filed in the Court of Chancery of the State of Delaware on March 23, 2001.
------------------------------------------------------------------------------
(a)(10)        Complaint of Lee Brenin against Richard Sherman, Douglas
               S. Stephens, Michael M. Fleishman, Kim V. Knapp, Frank O.
               Keener, D. Ross Davison, Martin T. Hart, Stephen P.
               Langford and PJ America, Inc. filed in the Court of Chancery of the State of Delaware on March 26, 2001.
------------------------------------------------------------------------------
(a)(11)        Complaint of Walter B. Love against PJ America, Inc., Ross
               Davison, Terry Smith, David Lloyd, Stephen P. Langford,
               Martin T. Hart, Michael M. Fleishman, Richard F. Sherman,
               Frank O. Keener, Douglas S. Stephens and Kim V. Knapp
               filed in the Court of Chancery of the State of Delaware on
               March 26, 2001.
------------------------------------------------------------------------------
(a)(12)        Complaint of Jerry Ostertag, Jr. against PJ America, Inc., Ross
               Davison, Terry Smith, David Lloyd, Stephen P. Langford,
               Martin T. Hart, Michael M. Fleishman, Richard F. Sherman,
               Frank O. Keener, Douglas S. Stephens and Kim V. Knapp
               filed in the Court of Chancery of the State of Delaware on
               March 26, 2001.
------------------------------------------------------------------------------
(a)(13)        Memorandum of Understanding, dated July 19, 2001,
               between the plaintiffs, PJ America, Inc. and the defendant directors.
------------------------------------------------------------------------------
(b)(1)         Commitment Letter of Bank One of Kentucky, NA, dated
               May 31, 2001, incorporated by reference from the
               Amendment No.1 to the Schedule 13D of the Purchaser and
               the Investor Group filed with the Commission on July 3,
               2001.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
(b)(2)         Letter of Bank One, Kentucky, NA, dated June 27, 2001 re.
               the Financing Letter, incorporated by reference from the Amendment No.1 to the Schedule 13D of the Purchaser and
               the Investor Group filed with the Commission on July 3,
               2001.
------------------------------------------------------------------------------
(b)(3) Letter of Bank One, Kentucky, NA, dated July 19, 2001, attaching an amended term sheet to the Commitment Letter.
------------------------------------------------------------------------------
(c)(1)         Opinion of Banc of America Securities LLC ("BAS"), dated
               June 27, 2001.
------------------------------------------------------------------------------
(c)(2)         Materials presented by BAS to the Special Committee on
               June 27, 2001.
------------------------------------------------------------------------------
(d)(1)         Agreement and Plan of Merger, dated June 28, 2001, between the Company and the Purchaser, incorporated by reference
               from Exhibit 99.2 to PJ America's Inc.'s Report on Form 8-K filed with the Commission on July 29, 2001
------------------------------------------------------------------------------
(d)(2)         Exchange Agreement, dated June 28, 2001, between the
               Purchaser and members of the Investor Group.
------------------------------------------------------------------------------
(e)            None
------------------------------------------------------------------------------
(f)            Section 262 of the Delaware General Corporation Law
               (included as Exhibit A of the Offer to Purchase filed herewith as Exhibit (a)(1))
------------------------------------------------------------------------------
(g)            None
------------------------------------------------------------------------------
(h)            None
------------------------------------------------------------------------------